FORM 5		U.S. SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
[ ] Check box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Required Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
of the Public Utility Holding Company Act of 1935 or Section 30(f)
of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Moore, J. Michael			2. Issuer Name and Ticker or Trading Symbol Diversified Corporate Resources, Inc. (HIR)			6. Relationship of Reporting Person to Issuer (Check all applicable) _x_ Director ___ 10% Owner _x_ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 10670 N. Central Expwy., #500			3. IRS or Social Security Number of Reporting Person (Voluntary)		4. Statement for Month/Year Dec. 2002	7. Individual or Joint/Group Filing (Check applicable line) _x_ Form filed by one Reporting Person ___ Form filed by more than one Reporting Person
(Street) Dallas, TX 75231					5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (1) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	2001 (1)		175,000	D
Common Stock	Sept-Oct 2002 (1)		68,000
Common Stock						351,700	I
Common Stock	2002 (3)		82,500	A	.68	82,500 shs	I
Common Stock	2002		30,200	A	.50 - .86	30,200 shs	D

  These shares were pledged to Bank One, N.W. in support of loans extended to DCRI LP No.2, Inc. and foreclosed on in early 2001 and subsequently liquidated by the bank in open market transactions.
  These shares are owned by DCRI LP No. 2 Inc, which Mr. Moore controls
  These shares are owned by vedavis Company, LLC which is controlled by Mr. Moore

* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

FORM 5 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriva- tive Security (Instr. 5)	9. Number of Deriva- tive Securities Benefi- cially Owned at End of Year (Instr. 4)	10. Owner- ship of Derivative Security: Direct (D) or (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
				(A)	(D)	Date Exer- cisable	Expira- ion Date	Title	Amount or Number of Shares
(3)	$4.00	A		46,500		(4)	12/31/06	"	46,500		472,500 (1) (2)	(2)	(2)
(3)	$5.125	A		31,000		(4)	12/31/06	"	31,000		472,500 (1) (2)	(2)
(3)	$12.75	A		62,500		(4)	4/29/08	Common Stock	62,500		472,500 (1) (2)	(2)
(3)	$3.40	A		100,000		(5)	4/26/11	"	100,000		472,500 (1) (2)	(2)
(3)	$0.86	A		125,000		(6)	12/31/11	"	125,000		472,500 (1) (2)	(2)	(2)

Explanation of Responses:
Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).	/S/ J. Michael Moore	3/06/03

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

	**Signature of Reporting Person J. Michael Moorer	Date

(3) Employee Stock Option (Right to Buy). (4) Fully Vested. (5) These options vest at the rate of 12,500 shares per quarter commencing with the quarter ending June 30, 2001.
(6) These options vest at the rate of 15,625 shares per quarter commencing with the quarter ending March 31, 2002